No. 34/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: September 2, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....

Name: Stephan Wiederkehr
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: September 2, 2002

Swisscom Enterprise Solutions Ltd takes 49.9% stake in Unit.Net AG

Swisscom Enterprise Solutions Ltd will acquire a stake in Zurich-based Unit.Net AG as part of a CHF 11 million capital increase. It will obtain a 49.9% shareholding and the option to acquire the majority stake up until 2005. Unit.Net is a provider of specialised online communication services for business customers which allow video and sound to be combined with graphics and interactive functions. Unit.Net generated revenue of CHF 6 million in 2001.

The market for audio/video streaming has enormous development potential in the fields of internal and external communication and eLearning applications. Unit.Net is the biggest provider in Switzerland and has leading market positions in Germany, the UK and Spain where it also has sales outlets. The Unit.Net product portfolio optimally compliments the current Swisscom Enterprise Solutions range.

Unit.Net will continue to operate as an independent entity. The current management will develop the business as a strategic partner of Swisscom Enterprise Solutions Ltd. Unit.Net will continue to provide services throughout Europe. Swisscom Enterprise Solutions has purposely taken a minority to underline the independence and innovative strength of Unit.Net. In addition to the shareholding, a commercial agreement has been reached on the mutual marketing of products.

"We are looking to increase our flexibility and speed in terms of time to market through strategic partnerships and shareholdings," said Hanspeter Quadri, CEO of Swisscom Enterprise Solutions Ltd., "in so doing, we create additional potential to open up new growth markets and to incorporate additional customer solutions into the portfolio."

"Online corporate communication using streaming technology will become as commonplace as e-mail within a few years," remarked Dr. Erk Thorsten Heyen, CEO of Unit.Net AG, "Swisscom's decision to take a holding underlines this trend."

Bern, 2 September 2002

Contact:

Swisscom Ltd Media Relations:	+41 (0)31 342 9193	media@swisscom.com
Unit.Net AG, Dr. Erk Thorsten Heyen, CEO,	+41 (0)1 306 5190	erk.thorsten.heyen@unit.net

Swisscom Enterprise Solutions Ltd:

Swisscom Enterprise Solutions Ltd implements telecommunication solutions for international companies, small to medium-sized enterprises and is therefore the contact partner for business customer problems. Its portfolio comprises consulting, planning, project management, implementation, service and maintenance in the fields of network solutions and IP telephony thus serving as an interface between telecommunications and information technology. Modular solutions are available for small and medium-sized enterprises which can be combined as required to provide rapid, targeted usage and applications. Collaboration with other market leaders (e.g. Cisco) allows Swisscom Enterprise Solutions to meet all business customer requirements with state-of-the-art services and equipment. Over 50,000 customers have put their faith in Swisscom Enterprise Solutions. The structure as an independent company integrated into the well-established Swisscom Group combines the advantages of flexibility with maximum security for customers.

Further information can be found at www.swisscom.com/enterprisesolutions.

Unit.Net AG:

Unit.Net is Europe's leading provider of webcasting services. Unit.Net's customers use audio and video webcasting for both internal and external communications, public relations, investor relations, eLearning, and marketing and sales communications. Unit.Net uses its unique application „StreamStudio™", to "stream" the audio/video signal and synchronize it with other media such as slides, photos, web pages or Word/Excel-documents. StreamStudio also integrates interactive functionality (e.g., chat, Q & A, feedback forms, questionnaires).

Unit.Net has many of Europe's top corporations among its customers such as ABB, ABN Amro, ACT, Alcatel, Aventis, Credit Suisse Group, Deutsche Post, Infineon, Marks&Spencer, Microsoft, Novartis and UBS Warburg. Unit.Net services are available throughout Europe from local Unit.Net offices. Along with the three founders, Claudio Cappellari, Andrea Cappellari and Jörg Furrer, the current shareholder group includes three venture capital funds: Part'Com (Paris), Holland Venture (Amsterdam), and Belgacom Multimedia Ventures (Brussels) as well as two other investors.

More information available at www.unit.net.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com